Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-72377, 333-105718, and 333-126601 on Form S-8 of Knight Transportation, Inc. and subsidiaries (the "Company"), of our reports dated February 28, 2007, relating to the financial statements and financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standard No. 123(R), Share Based Payment, using the modified prospective method) of the Company and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Knight Transportation, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

February 28, 2007

Phoenix, Arizona